# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Limited, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 08/22/2025
Amends the filing with accession number 0001641172-25-002351
Filed by CIK 0002041632
Persons authorized to receive notices and communications: Ming Kong, Jones Day, 31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-2526-6895

## Reporting persons
- Abundant Grace Investment Limited (CIK 0002041632): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 19,754,582,710; shared voting power 0; sole dispositive power 19,754,582,710; shared dispositive power 0; aggregate amount beneficially owned 19,754,582,710 (31% of the class)
  Comment: Note to Row 7: Represents 19,754,582,710 Class A Ordinary Shares of the Issuer held by Abundant Grace Investment Limited ("Grace").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.
- NBNW Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 13,556,558,762; sole dispositive power 0; shared dispositive power 13,556,558,762; aggregate amount beneficially owned 13,556,558,762 (21.3% of the class)
  Comment: Note to Row 8: NBNW Investment Limited ("NBNW") holds 68.6% of Grace's voting rights. Accordingly, NBNW is deemed to be the beneficial owner of 68.6% of the 19,754,582,710 Class A Ordinary Shares, or 13,556,558,762 Class A Ordinary Shares, of the Issuer directly held by Grace.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.
- Bin Li (CIK 0001314235): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 13,556,558,762; sole dispositive power 0; shared dispositive power 13,556,558,762; aggregate amount beneficially owned 13,556,558,762 (21.3% of the class)
  Comment: Note to Row 8: Bin Li indirectly controls NBNW, which holds 68.6% of Grace's voting rights. Accordingly, each of Bin Li and NBNW is deemed to be the beneficial owner of 68.6% of the 19,754,582,710 Class A Ordinary Shares, or 13,556,558,762 Class A Ordinary Shares, of the Issuer directly held by Grace.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Limited
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Beijing, China (F4), 100102
Comment:
This Amendment No.1 to the statement on Schedule 13D (this "Amendment") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D filed on April 2, 2025 (the "Original Statement"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Original Statement.

Other than as amended by this Amendment, the disclosures in the Original Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) of the Original Statement is hereby amended by (i) restating the second paragraph of Item 2(a) of the Original Statement with the first paragraph below, and (ii) adding the second paragraph below to the end:

Grace directly holds 19,754,582,710 Class A Ordinary Shares of the Issuer. NBNW holds 68.6% of Grace's voting rights. NBNW is a holding company indirectly and wholly owned by a family trust set up by Bin Li. Accordingly, each of Bin Li and NBNW is deemed to be the beneficial owner of 68.6% of the 19,754,582,710 Class A Ordinary Shares, or 13,556,558,762 Class A Ordinary Shares, of the Issuer directly held by Grace.

On August 22, Grace transferred to third-party buyers 704,761,800 Class A Ordinary Shares, 440,476,200 Class A Ordinary Shares, 88,095,300 Class A Ordinary Shares, 750,000,000 Class A Ordinary Shares and 150,000,000 Class A Ordinary Shares for a consideration of US$5,285,714, US$3,303,572, US$660,715, US$5,625,000 and US$1,125,000, respectively. On August 25, 2025, Grace made a distribution of 882,310,965 Class A Ordinary Shares to a shareholder of Grace for zero consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Original Statement is hereby amended by (i) restating the first paragraph of Item 5 (a-b) of the Original Statement with the first paragraph below, and (ii) adding the second paragraph below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.

On August 22, Grace transferred to third-party buyers 704,761,800 Class A Ordinary Shares, 440,476,200 Class A Ordinary Shares, 88,095,300 Class A Ordinary Shares, 750,000,000 Class A Ordinary Shares and 150,000,000 Class A Ordinary Shares for a consideration of US$5,285,714, US$3,303,572, US$660,715, US$5,625,000 and US$1,125,000, respectively, each at the price of US$0.0075 per Class A Ordinary Share and pursuant to a share purchase agreement substantially in the form of Exhibit 99.1 attached hereto.

On August 25, 2025. Grace made a distribution of 882,310,965 Class A Ordinary Shares to a shareholder of Grace for zero consideration.
Transactions in the class effected during the past sixty days:
Item 5 (c) of the Original Statement is hereby amended and restated with the following:

None of the Reporting Persons has engaged in any transaction in the Issuer's securities during the past sixty days other than as disclosed herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby amended and supplemented by adding the following to the end:

The last paragraph of Item 5(a-b) is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Form of Share Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Amendment No. 13 to the Old Schedule 13D, filed on February 26, 2025) https://www.sec.gov/Archives/edgar/data/1729173/000149315225008293/ex99-1.htm

## Signatures
- Abundant Grace Investment Limited: /s/ Viva Mao, Viva Mao, Director (08/26/2025)
- NBNW Investment Limited: /s/ Bin Li, Bin Li, Director (08/26/2025)
- Bin Li: /s/ Bin Li, Bin Li (08/26/2025)